UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2016

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795 and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 21, 2016, Can-Fite BioPharma Ltd. (the “Can-Fite”), as parent and majority shareholder of OphthaliX, Inc. (“OphthaliX”) consented in writing to, among other things, the voluntary dissolution and liquidation of OphthaliX pursuant to a Plan of Dissolution. The Plan of Dissolution, which will result in the complete dissolution and liquidation of OphthaliX, is expected to go into effect 20 days after the date an Information Statement is first given to all stockholders of OphthaliX who did not execute the written consent.

In connection with the Plan of Dissolution, Can-Fite plans to enter into a share purchase agreement providing for the sale to Can-Fite of all the ordinary shares of OphthaliX’s wholly owned subsidiary, Eyefite Ltd., which at the time will be a holder of 446,827 ordinary shares of Can-Fite, is the registered owner of certain patents, and licensee of a license agreement granted by Can-Fite to Eyefite (the “License Agreement”). As a result of the sale, Eyefite will become a wholly-owned subsidiary of Can-Fite. In exchange for the sale, Can-Fite will waive and cancel all indebtedness owed by OphthaliX and Eyefite to Can-Fite, including approximately $4.5 million of deferred payments owed by OphthaliX and Eyefite to Can-Fite and as part of the purchase of Eyefite, Can-Fite will assume certain accrued milestone payments in the amount of $175,000 under the License Agreement.

Following the sale of Eye-Fite, it is expected that (i) Eye-Fite may, in its sole discretion, sell or otherwise transfer the 446,827 ordinary shares of Can-Fite, (ii) Eye-Fite and Can-Fite will mutually terminate the License Agreement and a related services agreement, and (iii) Eye-Fite will abandon certain patents and patent applications that it is the registered owner of.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-FiteBioPharma Ltd.

Date: September 21, 2016	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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